

FOR IMMEDIATE RELEASE

Entrex Carbon Market and Source Oil execute
Letter of Intent for Carbon Neutral Fuels

Boca Raton, Fla., May 12, 2021: The Entrex Carbon Market (www.EntrexCarbonMarket.com) announced today the execution of a Letter of Intent (LOI) with Source Oil Energy, LLC to provide up to $3 billion in annual carbon offsets for their global Carbon Neutral Fuel Solutions.

"Source has deep reach into Shipping, Bunker Fuel and Crude industry and has tremendous feedback from clients looking to offset their Carbon footprint through "Carbon Neutral Fuel" said Stephen H. Watkins, CEO of Entrex Carbon Market, a majority owned subsidiary of Entrex (OTC: UNSS). "By working together, we anticipate providing a significant amount of Carbon Offsets through both existing and new carbon offsetting entities providing the offsets Source Oil needs for their programs".

"Entrex offers us the best global price and supply of offsets which our clients need to become and remain carbon neutral, and we plan to tie these offsets to their fuel consumption" commented Michael Cox, President of Source Oil Energy, (whttp://www.sourceoilenergy.com/). "Significant attention has been created by the International Maritime Organization (IMO) and the International Chamber of Shipping (ICS) about reducing carbon creation from the shipping industry; We believe working with Entrex we can offer an immediate solution to the challenges they address."

"The relationship between Source and Entrex all started through our Manufacturer Representative program" said Thomas Harblin of the Entrex Carbon Market. "We now have over a dozen representatives who are finding all sorts of relationships we never imagined. This sales structure has been innovative for our sector and should produce further results supporting the Entrex Carbon Market's mission".

About Entrex:

Entrex (OTC: UNSS) was founded in 2001 as a capital market system for entrepreneurial companies. The company establishes regulatory-compliant, niche capital market systems which support regulated market constituents in originating, structuring, placing, trading, settling and servicing securities of entrepreneurial companies. Working together with industry leaders, Entrex platforms allow investors to find, research, track, manage, and trade entrepreneurial securities by geography, sector or commodity.

Forward Looking Statements

This press release includes statements of the Company's expectations, intentions, plans and beliefs that constitute" forward looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934 and are intended to come within the safe harbor protection provided by those sections.

Forward Looking Statements (continued)

These statements, which involve risks and uncertainties, relate to the discussion of the Company's business strategies and its expectations concerning future operations, margins, sales, new products and brands, potential joint ventures, potential acquisitions, expenses, profitability, liquidity and capital resources and to analyses and other information that are based on forecasts of future results and estimates of amounts not yet determinable. These also include statements relating to the anticipated benefits of the announced transaction between the Company and Entrex. These statements include any statement that does not directly relate to ahistorical or current fact. You can also identify these and other forward-looking statements by the use of such words as "may," "will," "should," "expects," "intends," "plans," "anticipates," "believes," "thinks," "estimates," "seeks," "predicts," "could," "projects," "potential" and other similar terms and phrases, including references to assumptions.

This press release includes statements of the Company's expectations, intentions, plans and beliefs that constitute" forward looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934 and are intended to come within the safe harbor protection provided by those sections. These statements, which involve risks and uncertainties, relate to the discussion of the Company's business strategies and its expectations concerning future operations, margins, sales, new products and brands, potential joint ventures, potential acquisitions, expenses, profitability, liquidity and capital resources and to analyses and other information that are based on forecasts of future results and estimates of amounts not yet determinable. These also include statements relating to the anticipated benefits of the announced transaction between the Company and Entrex. These statements include any statement that does not directly relate to ahistorical or current fact. You can also identify these and other forward-looking statements by the use of such words as "may," "will," "should," "expects," "intends," "plans," "anticipates," "believes," "thinks," "estimates," "seeks," "predicts," "could," "projects," "potential" and other similar terms and phrases, including references to assumptions.

These forward looking statements are made based on expectations and beliefs concerning future events affecting the Company and are subject to uncertainties, risks and factors relating to its operations and business environments, all of which are difficult to predict and many of which are beyond its control, that could cause its actual results to differ materially from those matters expressed or implied by these forward looking statements. These risks include the Joint Venture's ability to successfully pursue its business plan, the possibility that the Company's equity interest in the Joint Venture may be diluted as a result of capital raises by the Joint Venture, the possibility that Entrex may have the right to repurchase the previously contributed assets for nominal consideration, the Company's ability to develop and commercialize new technologies, the Company's history of losses and expectation of further losses, its ability to expand its operations into blockchain technologies, its ability to develop or acquire new brands, the success of its marketing activities, the effect of competition in its industry and economic and political conditions generally, including the current economic environment and markets. More information about these and other factors are described in the reports the Company files with the Securities and Exchange Commission, including but not limited to the discussions contained under the caption "Risk Factors." When considering these forward-looking statements, you should keep in mind the cautionary statements in this press release and the reports the Company files with the Securities and Exchange Commission. New risks and uncertainties arise from time to time, and the Company cannot predict those events or how they may affect it. The Company assumes no obligation to update any forward-looking statements after the date of this press release as a result of new information, future events or developments, except as required by the federal securities laws.

For further information
Stephen H. Watkins, CEO
Entrex Carbon Market
(561) 465-7580 or 1-877-4-Entrex
www.EntrexCarbonMarket.com

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